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July 10, 2012	TSX: TMM, NYSE.A: TGD

NEWS RELEASE

Timmins Gold reports record production of 23,203 ounces of gold and 14,453 ounces of silver during Q2 2012

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.A:TGD) reports record gold production of 23,203 gold ounces for its Q2 2012 fiscal quarter ended June 30. Timmins Gold also produced 14,453 ounces of silver during the quarter.

During Q2 2012 a total of 39,028 ounces of gold were placed on the heap leach pads, compared to 31,150 ounces of gold during the previous quarter (Q1 2012), a 25.3% increase. Gold produced during Q2 2012 reached 23,203 ounces of gold, compared to 21,532 ounces in the previous quarter (Q1 2012), a 7.8% increase. The number of gold ounces placed on the pads is scheduled to increase during the rest of the year as the mine continues its expansion. Timmins Gold maintains its production target of 100,000 ounces of gold during 2012.

The increased production in Q2 was achieved despite downtime for the calibration of the new larger capacity tertiary crusher. The calibration of the crusher has resulted in a finer crush size of 3/8 of an inch which is designed to maximize recoveries. The gold recovery ratio was 59.45% for the quarter and would have been higher but for the fact that the crusher calibration caused a substantial amount of ounces to be placed on the leach pads towards the end of the quarter and those ounces will not be extracted until Q3. The recovery ratio adopted by the Company is defined as the ratio of gold ounces produced divided by the number of contained gold ounces stacked on the leach pads over that specific period.

The following are some key production statistics for Q2:

Category	Apr-Jun 2012	Apr-Jun 2011	% Change
Dry tonnes of ore placed on pads	1,347,112	1,239,075	8.72%
Average grade (g/t Au)	0.901	0.859	4.86%
Low grade stockpiled	791,775	379,778	108.48%
Average grade stockpiled (g/t Au)	0.252	0.276	-8.74%
Waste Mined	4,342,495	4,239,137	2.44%
Total Mined (tonnes)	6,440,582	5,887,368	9.40%
Strip Ratio	2.07	2.57	-19.46%
Gold Ounces Placed on Pads	39,028	34,235	14.00%
Gold Ounces Produced	23,203	16,676	39.14%
Gold Recovery Ratio	59.45%	48.71%	22.05%
Gold Ounces Sold	23,499	17,965	30.81%
Days	91	91	0.00%
Average Ore Processed (t/d)	14,803	13,616	8.72%
Total Mined (t/d)	70,776	64,969	9.40%

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.